April 15, 2021
John V. Faraci
Executive Chairman
[Address]
Dear John,
As you know, the offer letter that Carrier Global Corporation (the "Company") extended to you on April 21, 2020 provided that you would serve as Executive Chairman of the Company for the period beginning April 3, 2020 through the date of the Company's 2021 Annual Meeting of Shareowners (the "Employment Term").
The offer letter provided that your compensation during the Employment Term would include an equity award under the Company's 2020 Long-Term Incentive Plan ("LTIP") valued at $1,500,000 and comprised of 50% restricted stock units ("RSUs") and 50% stock appreciation rights ("SARs") (together, the "Equity Award"). Your Equity Award was granted by the Company on May 14, 2020.
The LTIP provisions and schedules of terms governing your Equity Award generally provide that the Equity Award will vest after three years of service to the Company, except that if your separation from the Company results from a Retirement (as defined in the applicable schedules of terms), any unvested RSUs and SARs that you have held for at least one year ("Minimum Vesting Requirement") will vest in full at the time of your Retirement.
Although your age at the conclusion of the Employment Term will make you eligible for Retirement as defined in the Equity Award, you will not have satisfied the Minimum Vesting Requirement with respect to the RSUs and SARs that make up your Equity Award. This would ordinarily result in a forfeiture of your Equity Award upon the termination of the Employment Term.
In recognition of the exceptional leadership and service that you provided during a critical time in the Company's history, and the anticipated future service that you will provide as a non-employee member of the Board of Directors of the Company (the "Board") following the end of the Employment Term, and in light of certain tax considerations applicable to the portion of your Equity Award that consists of RSUs, the
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Compensation Committee of the Board (the "Compensation Committee") has acted to amend the terms of your Equity Award, as described below.
Specifically, the Compensation Committee has:
(i)waived the Minimum Vesting Requirement with respect to the RSU portion of your Equity Award so that you will vest in the RSUs upon your termination of employment at the end of the Employment Term, and
(ii)provided that your service as a member of the Board following the end of the Employment Term will be counted towards satisfaction of the Minimum Vesting Requirement for the SARs that make up your Equity Award, such that you may be eligible to satisfy the Minimum Vesting Requirement based on your continued service on the Board through May 14, 2021 and to vest in the portion of the Equity Award made up of SARs upon the earlier of the termination of your service from the Board on or after May 14, 2021 or the originally scheduled vesting date of May 14, 2023.
We are sincerely grateful for the contributions that you have made during your service with the Company and look forward to continuing to partner with you as a trusted member of the Board going forward. Please indicate your agreement to the terms of this letter by signing and dating below.
Sincerely,
/s/John Greisch
John Greisch
Carrier Board of Directors and Chair, Compensation Committee

/s/John V. Faraci
John V. Faraci

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